mCig, INC.

433 North Camden Drive, 6th Floor, Beverly Hills, CA 90210

(310) 402-6937

            February 13, 2015

Via Edgar

Amendment No. 4 to Form 10-K for Fiscal Year Ended April 30, 2014

Filed January 30, 2015, as amended

Amendment to No. 3 to Form 10-Q for Fiscal Quarter Ended July 31, 2014

Filed January 30, 2015, as amended

Response dated January 30, 2015

File No. 333-175941

To Whom it May Concern:

This letter shall serve as a reply to your letter correspondence, dated February 11, 2015 concerning mCig, Inc. and Amendment to No. 3 to Form 10-Q for Fiscal Quarter Ended July 31, 2014.

Amendment No. 3 to Form 10-Q for Fiscal Quarter Ended July 31, 2014

Certifications

1. Please furnish the certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act.

We have noted your comment and filed the certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act for Amendment to No. 3 to Form 10-Q for Fiscal Quarter Ended July 31, 2014.

The Company hereby acknowledges:

•                   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ Paul Rosenberg

Paul Rosenberg

    Chief Executive Officer